As filed with the U.S. Securities and Exchange Commission on October 7, 2026

File No. 333-298986

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. 1

Post-Effective Amendment No.__

(Check appropriate box or boxes.)

The Glenmede Fund, Inc.
(Exact Name of Registrant as Specified in Charter)

One Congress Street, Suite 1

Boston, MA, 02114

1 (215) 419-6662

Joshua M. Lindauer, Esq.

Secretary

Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas

43rd Floor New York, New York 10036

(Name and Address of Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THIS REGISTRATION STATEMENT.

Title of the securities being registered: Shares of Beneficial Interest, no par value.

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

An indefinite amount of Registrant’s securities has been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon such Rule, no filing fee is being paid at this time.

EXPLANATORY NOTE

The Glenmede Fund, Inc. (the “Company”) filed a registration statement on Form N-14 (the “Registration Statement”) (File No. 333-298986) on September 17, 2026, in connection with the reorganization of the Equity Income Portfolio (File No. 033-22884) into Disciplined U.S. Equity Income Portfolio (File No. 033-22884).

Pursuant to Rule 473 under the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”) on N-14 is being filed for the sole purpose of delaying the effective date of the Registration Statement until such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

This Pre-Effective Amendment incorporates by reference the information in Parts A, B and C of the Registration Statement.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Philadelphia and State of Pennsylvania on October 7, 2026.

THE GLENMEDE FUND, INC.
(Registrant)

By:	/s/ Elizabeth A. Eldridge
Elizabeth A. Eldridge
President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

*	Chairman	October 7, 2026
William L. Cobb, Jr.

/s/ Elizabeth A. Eldridge	President	October 7, 2026
Elizabeth A. Eldridge

*	Director	October 7, 2026
H. Franklin Allen, Ph.D.

*	Director	October 7, 2026
Mary Ann B. Wirts

*	Director	October 7, 2026
Harry Wong

*	Director	October 7, 2026
Andrew Phillips

*	Director	October 7, 2026
Rebecca Duseau

*	Director	October 7, 2026
Roger Sayler

/s/ Michael C. Addeo	Treasurer and Principal Financial Officer	October 7, 2026
Michael C. Addeo

*By:	/s/ Joshua M. Lindauer
Joshua M. Lindauer
Attorney-in-Fact